December 2, 2008

Mark P. Shuman, Esq.,
     Branch Chief — Legal
        Division of Corporation Finance,
           Securities and Exchange Commission,
              100 F Street, N.E.,
                 Washington, D.C. 20549-9303.

Re:	Registration Statement on Form S-1 filed by VeriFone Holdings, Inc. (File No. 333-153391)
Dear Mr. Shuman:
          This letter is being submitted on behalf of our client VeriFone Holdings, Inc. (the “Company” or “VeriFone”), and responds to your letter, dated November 26, 2008, transmitting comments of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.
          The Company’s responses to the Staff’s comments are numbered to correspond to the comments in your letter of November 26, 2008. For your convenience, we have also included the text of each of your comments in bold text, followed by the Company’s response. In general, the information contained in this response letter with respect to VeriFone has been furnished by VeriFone which is solely responsible for the adequacy and accuracy of the information related to it as well as the corresponding disclosures included and incorporated by reference in the Registration Statement. The Company also acknowledges that the Staff’s comments or changes to future disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In response to certain comments, the Company has noted that it will make changes to disclosures in future filings. It is doing so in order to address the Staff’s views

Mark Shuman, Esq.

in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings, should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.
Form S-1
General
1. Comment: Ensure that you have updated your disclosure, as appropriate, since the date of first filing the S-1.
Response: The Company expects to file an amendment to the Registration Statement on or about December 10, 2008, which will include updated disclosure, as appropriate, since the date the Registration Statement was first filed. In addition, on December 5, 2008, the Company expects to submit a request for acceleration of the effectiveness of the Registration Statement to December 11, 2008, or as soon thereafter as practicable.
Form 10-K for the year ended October 31, 2007
Potential Payments Upon Termination or Change of Control, page 147
2. Comment: We note your response to our prior comment 7. In future filings, expand your discussion to clarify how the payment and benefit amounts you provide compare to the arrangements at your peer companies. State whether you consider the performance of the peer companies, relative to that of your company, in determining the amounts to pay.
Response: In future filings, the Company will expand the discussion in its Compensation Discussion and Analysis to clarify how the Company’s payment and benefit levels compare to similar arrangements at the companies identified as the Company’s “peers” for executive compensation purposes and whether the Company considers the relative performance of those peer companies and the Company in determining the payment amounts and benefit levels.

Mark Shuman, Esq.

          Please contact me by telephone ((650) 461-5620), facsimile ((650) 461-5700) or e-mail (millersc@sullcrom.com) if you have any comments or questions about this letter.

Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

cc:	Barbara C. Jacobs Donna Levy (Securities and Exchange Commission)

Douglas G. Bergeron Robert Dykes Albert Liu (VeriFone Holdings, Inc.)